

Mail Stop 7010

August 18, 2008

via U.S. mail and facsimile

Richard Smith, Chief Financial Officer
Northern Ethanol, Inc
193 King Street East, Suite 300
Toronto, Ontario, M5A 1J5, Canada

> **Re: Northern Ethanol, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **File No. 333-145991**

Dear Mr. Smith:

We have reviewed your response letter dated August 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 83

1. We note from your draft disclosure that you intend to state in the amendment to your December 31, 2007 Form 10-KSB that your management has again concluded your disclosure controls and procedures are effective as of the end of the period covered by your Form 10-KSB. However, as defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized <u>and reported</u> within specified time periods. Since your Form 10-KSB did not include the disclosures required by Item 308T of Regulation S-B, it is not clear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). Please revise your draft disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and

highlight any other factors that support your conclusion. Otherwise, please further revise your draft disclosures to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such. Please note that an ineffective determination would presumably extend to your March 31, 2008 Form 10-QSB and June 30, 2008 Form 10-Q, as the omitted disclosure was not identified until after June 30, 2008, and the Forms should be amended to reflect the revised conclusion, as appropriate.

2. We note that you have concluded your internal control over financial reporting is effective as of December 31, 2007, as you did not identify any material weaknesses. We further note your disclosure in the December 31, 2007 Form 10-KSB filed on April 16, 2008 of a weakness related to your financial reporting process for the accounting of foreign currency translations beginning in 2006 that necessitated the restatement of results of the year ended December 31, 2006. The restatement of your results for the fiscal year ended December 31, 2006 were made in your December 31, 2007 Form 10-KSB. As such, it would appear that the weakness caused a material error in your consolidated financial statements that was not identified until after you filed your September 30, 2007 Form 10-QSB on November 13, 2007, which was also amended to restate for this error on August 15, 2008. In this regard, we also note that no material changes to your internal control over financial reporting during the quarter ended December 31, 2007. Please revise your draft disclosures to include a detailed explanation as to how you determined the error that resulted in a restatement of your fiscal year ended December 31, 2006 consolidated financial statements along with your consolidated financial statements for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 is not due to a material weakness in your internal control over financial reporting. Otherwise, please revise your draft disclosure to disclose management's revised conclusion on the effectiveness of your internal control over financial reporting as of the end of the fiscal year, along with a discussion of the material weakness and how you intend to remedy the material weakness. Refer to Item 308T(a)(3) of Regulation S-B for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

3. In future interim filings, please ensure you fully comply with the disclosure and presentation requirements in Rule 8-03 of Regulation S-X for interim financial statements. In this regard, we note that you did not include a balance sheet as of the end of the preceding fiscal year.

*   *   *   *

Richard Smith
Northern Ethanol, Inc
August 18, 2008
Page 3

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, me at (202) 551-3355, if you have questions regarding these comments.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief